

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2010

Michael Grischenko, President
Greenhouse Solutions Inc.
4 Research Dr., Suite 402
Shelton, Connecticut 06484

      Re: Greenhouse Solutions, Inc.
           Amendment No. 3 to Registration Statement on Form S-1
           Filed September 15, 2010
           File No. 333-167655

Dear Mr. Grischenko:

      We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Dilution of the Price Per Share, pages 16-17

If the maximum number of shares is sold:

1. Please re-label net tangible book value as pro forma net tangible book value or similar description in your reference when giving effect to the offering in the sub-section and elsewhere throughout the section, as applicable.

<u>Consolidated Financial Statements</u>

<u>Consolidated Statements of Operations, page F-4</u>

2. We cannot recalculate your loss per share data based on the reported net loss of $6,202 and the 2,673,950 weighted average number of common shares outstanding. It appears the recalculated amount would be zero rounded with two decimal places. Please advise us or revise.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or Andrew Mew, Accounting Branch Chief, at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Catherine Brown, Staff Attorney, at (202) 551- 3513 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director